U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25



NOTIFICATION OF LATE FILING

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                                                   CIK# 0001065581
                                               Filing Number 001-15977
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                                                       CUSIP #
                                                     339752-10-7
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Form 10-K and
Form 10-KSB [ ]  Form 20-F [ ]  Form 11-K [ ]  Form 10-Q and
                                               Form 10-QSB [X ] Form N-SAR [  ]
                                               March 31, 2002


For Period Ended:   March 31, 2002

[  ]     Transition Report on Form 10-K
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR


For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ---------------------------------

PART I - Registrant Information


Full Name of Registrant:               Floor Decor, Inc.

Former Name, if Applicable:            Media Communications Group, Inc.

Address of Principal Executive Office: 6001 Powerline Rd., Fort Lauderdale, FL
                                       33309


PART II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed (check box if appropriate):

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [ X ]

(c)      The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.  [   ]


PART III - Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

"The Company has experienced delays in receiving certain information relating to its recently-acquired subsidiary, Tiger Telematics, Ltd., which information is essential for filing the Company's report."

PART IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification:

         Mike Carrender - CFO   954-351-9833

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?   If the answer is no, identify report(s).
         [X ] Yes    [    ]  No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [ X ] Yes    [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Floor Decor, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


----------------------------
By:      Mike Carrender
         CFO
         Floor Decor, Inc.

         AJ Nassar
         CEO
         Floor Decor, Inc.


Date:    5/15/02

Attachment A

The Company expects to report an increase in revenue for the first quarter ended March 31, 2002 as compared to revenue of $ 607,000 for the first quarter ended March 31, 2001. The Company expects to report a substantial increase in net operating loss for the first quarter of 2002 as compared to the net operating loss of $294,000for the first quarter of 2001.